UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Cedar Realty Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

150602209
(CUSIP Number)

ERIC SHAHINIAN
CAMAC PARTNERS, LLC
350 PARK AVENUE, 13TH FLOOR
NEW YORK, NY 10022
914-629-8496
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

02/01/2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Camac Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
662,944

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
662,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
662,944

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Percentage calculated based on 13,531,635 shares of common stock, par value $0.396 per share, outstanding as of October 27, 2020, as reported in the Form 10-Q for the quarterly period ended September 30, 2020, of Cedar Realty Trust, Inc. All share amounts have been adjusted for the 1-for-6.6 reverse stock split that occurred on November 27, 2020.

1	NAMES OF REPORTING PERSONS
Camac Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
662,944

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
662,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
662,944

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Percentage calculated based on 13,531,635 shares of common stock, par value $0.396 per share, outstanding as of October 27, 2020, as reported in the Form 10-Q for the quarterly period ended September 30, 2020, of Cedar Realty Trust, Inc. All share amounts have been adjusted for the 1-for-6.6 reverse stock split that occurred on November 27, 2020.

1	NAMES OF REPORTING PERSONS
Camac Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
662,944

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
662,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
662,944

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Percentage calculated based on 13,531,635 shares of common stock, par value $0.396 per share, outstanding as of October 27, 2020, as reported in the Form 10-Q for the quarterly period ended September 30, 2020, of Cedar Realty Trust, Inc. All share amounts have been adjusted for the 1-for-6.6 reverse stock split that occurred on November 27, 2020.

1	NAMES OF REPORTING PERSONS
Eric Shahinian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
662,944

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
662,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
662,944

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Percentage calculated based on 13,531,635 shares of common stock, par value $0.396 per share, outstanding as of October 27, 2020, as reported in the Form 10-Q for the quarterly period ended September 30, 2020, of Cedar Realty Trust, Inc. All share amounts have been adjusted for the 1-for-6.6 reverse stock split that occurred on November 27, 2020.

1	NAMES OF REPORTING PERSONS
Archer Stevenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,454

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
45,454

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Percentage calculated based on 13,531,635 shares of common stock, par value $0.396 per share, outstanding as of October 27, 2020, as reported in the Form 10-Q for the quarterly period ended September 30, 2020, of Cedar Realty Trust, Inc. All share amounts have been adjusted for the 1-for-6.6 reverse stock split that occurred on November 27, 2020.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 9, 2020 (the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Board and the Issuer’s management regarding means to create stockholder value and improve corporate governance.

On February 1, 2021, the Reporting Persons made publicly available a presentation (the “Unlocking Value Presentation”) entitled “Unlocking Value in Cedar Realty Trust.” From time to time, the Reporting Persons intend to discuss the Unlocking Value Presentation with the Board, the Issuer’s management, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors.

The Unlocking Value Presentation outlines a number of matters, including (1) opportunities to unlock value at the Issuer; (2) the Reporting Persons’ belief that the Board needs change due to under performance; and (3) a business turnaround plan created by the Reporting Persons that is intended to maximize return on invested capital, preserve cash flow and improve portfolio quality.

Item 7.	Material to be Filed as Exhibits

Item 7 is amended to add the following:

Exhibit 99.2	Unlocking Value Presentation: Unlocking Value in Cedar Realty Trust.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2021

Camac Partners, LLC

By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member of the GP

Camac Capital, LLC

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member

By:	/s/ Eric Shahinian
Eric Shahinian

Camac Fund, LP

By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name: Eric Shahinian
Title: Managing Member of the GP

Eric Shahinian

/s/ Eric Shahinian

Archer Stevenson

/s/ Archer Stevenson